Mail Stop 4561

April 19, 2007

Lorne Walker
Chief Financial Officer
DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120

Re: DigitalFX International, Inc.
Amendment No. 1 to Form SB-2
Filed on March 27, 2007
File No. 333-140047

Form 10-KSB for fiscal year ended December 31, 2006, as amended
Filed March 16 and 19, 2007
File No. 0-27551

Dear Mr. Walker:

    We have reviewed your amended filings and have the following comments.

<u>Cover Page</u>

1. Please disclose on the cover page the existence of the concurrent ongoing offering relating to the SB-2, File No. 333-136855. Identify the filing and disclose the number of shares being offered in addition to the shares offered under the pending registration statement.

<u>Related Party Transactions, page 46</u>

2. Please refer to comment 5 in our letter dated February 16, 2007. Please disclose here that RazorStream, LLC is a company majority owned by your majority shareholder, VM Investors, LLC, which is in turn owned in part by Craig Ellins, your Chief Executive Officer and President, and Amy Black, VMdirect's President. Clarify the extent of the related persons' interest in the transaction.

Financial Statements

Note 1. The Company and Basis of Presentation

Merger and Stock Split, page F-7

3. Please refer to comment 6 in our letter dated February 13, 2007. We note in your response that the preparation of unaudited pro forma financial statements would have imposed a substantial burden on the Company and that the pro forma financial statement would not have added meaningful analysis to shareholders or potential shareholders. However, since Item 310(d) of Regulation S-B requires pro forma financial information to be furnished as a result of this reverse acquisition, this registration statement may not be declared effective until such information if provided. Alternatively, if the Company seeks a waiver to file such information, you must submit a written request to the Division of Corporation Finance Chief Accountants Office. Please tell us how the Company intends to comply with the Staff's request.

Note 2. Accounting Policies

Revenues, page F-8

4. Please refer to comment 9 in our letter dated February 13, 2007. We note in your response that you recognize revenue related to affiliate business packages in accordance with SAB 104 and that these packages include cameras, sales literature, training videos, access to the affiliate administrative center and the first month's subscription to your internet-based suite of products. We also note in your disclosure that there are no elements in these sales that would require separate accounting as a multiple deliverable in accordance with SOP 97-2. However, based on your response and revised disclosure, it appears that you do have multiple deliverables that include certain products as well as the monthly hosting element in these packages. Tell us how you considered EITF 00-21 in determining whether these packages include elements that represent separate units of accounting and whether you allocate the consideration to each element (i.e. hosting services, cameras, training videos, etc.) including how the timing and amount of revenue attributable to each individual element is determined. Revise your disclosures as necessary. Additionally, since you are accounting for these elements under SAB 104, your reference to SOP 97-2 in your disclosure should be removed.

5. Please also refer to comment 11 in our letter dated February 13, 2007. We note in your response that there are no elements of sales to your retail customers and affiliates through your monthly subscriptions that would require separate accounting as a multiple deliverable in accordance with SOP 97-2. Similar to the

previous comment, tell us whether your subscription arrangements contain multiple deliverables that include products (i.e., cameras, apparel, etc.) and services (i.e., hosting). If these arrangements do contain multiple deliverables, tell us how you considered EITF 00-21 in determining whether these arrangements include elements that represent separate units of accounting and whether you allocate the consideration to each element including how the timing and amount of revenue attributable to each individual element is determined. Revise your disclosures as necessary.

6. We note your response to prior comment 12 in our letter dated February 13, 2007 where you indicate that you do not currently offer advertising-based "free" subscription accounts and reference to these free subscription accounts was intended to describe the terms of the agreement with RazorStream. We also note on page F-27 that the Company has entered into an amended agreement with Razorstream on January 29, 2007, which states that "terms to be mutually agreed upon by the parties for all advertising-based "free" subscriber accounts, provided, however that such terms will provide for a minimum amount of $0.25 per each such subscriber account per month." Based on your response and this disclosure, it remains unclear to the Staff the nature and terms of these "free" subscriber accounts and how you plan to account for such accounts when offered. Please explain.

Note 6. Stock Options and Warrants, page F-15

7. Please refer to comment 15 in our letter dated February 13, 2007. We have reviewed your response and your revisions to your registration statement and note that you have not disclosed the weighted average grant date fair value of options or warrants for each year in which an income statement is presented. Revise your registration statement to include this information pursuant to the guidance provided under paragraph A240c.(1) of SFAS 123(R).

Note 9. Commitments and Contingencies

Legal Proceedings, page F-24

8. Revise your disclosure on page F-26 regarding the complaint served to you on March 6, 2007 to include a similar disclosure as noted on page 36 in which you believe that if the former affiliate obtains a favorable judgment for the claimed damages, it could have a significant impact on the results of operations.

You may contact Kari Jin at 202-551-3481 or Patrick Gilmore at 202-551-3406 if you have questions regarding comments on the financial statements and related matters.

Lorne Walker
DigitalFX International, Inc.
April 19, 2007
Page 4

Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or, in her absence, to the undersigned at 202-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 818-474-8603
       Gregory Akselrud, Esq.
       Stubbs Alderton & Markiles, LLP